Exhibit 99.2

Triterras Fintech Pte. Ltd.
Registration Number: 201801540M

Interim Condensed Financial Statements

As at 31 August 2020 and for the six months ended 31 August 2020

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

Interim statement of financial position

	Note	As at 31/08/2020	As at 29/02/2020
		US$	US$
Assets
Property, plant and equipment	4	682,668	1,499
Intangible assets	5	8,463,647	290,977
Contract costs	6	4,765,278	–
Non-current assets		13,911,593	292,476

Trade receivables – external customers		11,893,416	10,162,246
Trade receivables – related companies		1,046,077	3,232,810
Amounts due from related parties	7	2,551,017	5,361,593
Other current assets	8	2,092,566	26,943
Cash and cash equivalents		5,889,493	165,298
Current assets		23,472,569	18,948,890
Total assets		37,384,162	19,241,366

Equity
Share capital		5,000,100	5,000,100
Retained earnings		25,577,335	11,369,284
Total equity		30,577,435	16,369,384

Liabilities
Lease liability	9	538,096	–
Deferred tax liabilities	10	2,248,917	–
Non-current liabilities		2,787,013	–

Other payables	11	1,398,851	1,176,898
Amounts due to related parties	7	72,057	4,993
Lease liability	9	143,942	–
Contract liabilities	12	43,789	97,542
Current tax payable		2,361,075	1,592,549
Current liabilities		4,019,714	2,871,982
Total liabilities		6,806,727	2,871,982
Total equity and liabilities		37,384,162	19,241,366

The accompanying notes form an integral part of the interim condensed financial statements.

FS1

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

Interim statement of profit or loss and comprehensive income

	Note	Six months ended 31/08/2020	Six months ended 31/08/2019
		US$	US$

Revenue	12	23,692,234	1,049,851

Costs and expenses:
Cost of revenue	13	(2,567,280)	(13,715)
Research and development		(15,059)	(1,548)
Marketing and sales	14	(1,554,348)	(7,906)
General and administrative	15	(2,259,696)	(412,874)
Total costs and expenses		(6,396,383)	(436,043)

Results from operating activities		17,295,851	613,808

Finance income		10	2,103
Finance costs		(70,367)	(714)
Net finance costs		(70,357)	1,389

Profit before income tax		17,225,494	615,197
Tax expense		(3,017,443)	(104,956)
Profit for the period		14,208,051	510,241
Other comprehensive income for the period, net of tax		–	–
Total comprehensive income for the period		14,208,051	510,241

Earnings per share attributable to equity holders of the Company
- Basic and diluted	19	4.74	0.63

The accompanying notes form an integral part of the interim condensed financial statements.

FS2

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

Interim statement of changes in equity

	Ordinary shares	(Accumulated losses)/ Retained earnings	Total Equity
	US$	US$	US$

At 1 March 2019	100	(2,211,507)	(2,211,407)

Total comprehensive income for the period
Profit for the period	–	510,241	510,241
Total comprehensive income for the period	–	510,241	510,241

Transactions with owner, recognised directly in equity
Contributions by owner
Issue of ordinary shares	5,000,000	–	5,000,000
Total transactions with owner	5,000,000	–	5,000,000

At 31 August 2019	5,000,100	(1,701,266)	3,298,834

At 1 March 2020	5,000,100	11,369,284	16,369,384

Total comprehensive income for the period
Profit for the period	–	14,208,051	14,208,051
Total comprehensive income for the period	–	14,208,051	14,208,051

Transactions with owner, recognised directly in equity
Contributions by owner
Issue of ordinary shares	–	–	–
Total transactions with owner	–	–	–

At 31 August 2020	5,000,100	25,577,335	30,577,435

The accompanying notes form an integral part of the interim condensed financial statements.

FS3

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

Interim statement of cash flows

	Note	Six months ended 31/08/2020	Six months ended 31/08/2019
		US$	US$
Cash flows from operating activities
Profit for the period		14,208,051	510,241
Adjustments for:
Finance costs		70,367	714
Depreciation		13,802	642
Amortisation of intangible assets	5	15,059	1,548
Amortisation of contract costs	6	584,722	–
Income tax expense		3,017,443	104,956
		17,909,444	618,101
Changes in working capital:
Contract costs		(5,350,000)	–
Trade receivables		(1,045,444)	(863,343)
Other current assets		(672,945)	(299,999)
Other payables		2,480,892	459,397
Contract liabilities		(53,753)	175,492
Cash generated from operations		13,268,194	89,648
Income tax paid		–	–
Finance costs paid		(70,367)	(714)
Net cash from operating activities		13,197,827	88,934

Cash flows from investing activities
Acquisition of plant and equipment		(1,274)	–
Development expenditure		(7,457,729)	(28,810)
Net cash used in investing activities		(7,459,003)	(28,810)

Cash flows from financing activities
Proceeds from issuance of ordinary shares		–	5,000,000
Lease payment		(11,658)	–
Interest paid		(2,971)	–
Repayment of loans and borrowings		–	(5,010,000)
Net cash used in financing activities		(14,629)	(10,000)

Net increase in cash and cash equivalents		5,724,195	50,124
Cash and cash equivalents at beginning of the period		165,298	2,778
Cash and cash equivalents at end of the period		5,889,493	52,902

Significant non-cash transactions

During the six months ended 31 August 2020, the Company entered into the following significant non-cash transactions:

●	Offsetting arrangement with a related corporation for non-trade balances amounting to US$1,417,898 (six months ended 31 August 2019: $Nil). Refer to Note 7.

●	Offsetting arrangement with its external customers for trade balances amounting to US$1,501,007 (six months ended 31 August 2019: $Nil).

The accompanying notes form an integral part of the interim condensed financial statements.

FS4

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

Notes to the interim condensed financial statements

These notes form an integral part of the interim condensed financial statements.

The interim condensed financial statements were authorised for issue by the Board of Directors on 3 December 2020.

1	Nature of operations

Triterras Fintech Pte. Ltd. (the “Company”) is incorporated in the Republic of Singapore with its registered office at 9 Raffles Place #23-04 Republic Plaza, Singapore 048619.

The principal activities of the Company are those relating to financial technology platform solutions which facilitate physical commodities trading and trade finance for small and medium sized enterprises using innovative blockchain-enabled technology.

2	Basis of preparation

2.1	Basis of compilation

The interim condensed financial statements for the six months ended 31 August 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by International Accounting Standards Board (“IASB”).

The interim condensed financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended 29 February 2020.

2.2	Use of estimates and judgements

The preparation of the interim condensed financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as described in the last annual financial statements.

3	Significant accounting policies

Except as described below, the accounting policies applied in these interim condensed financial statements are the same as those applied in the Company’s financial statements as at and for the year ended 29 February 2020.

The accounting policies set out below have been applied consistently by the Company to the periods presented in these interim condensed financial statements.

FS5

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

3.1	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee; and

●	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

FS6

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’.

Short-term leases and leases of low-value assets

The Company has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Company recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

3.2	Contract costs

Sales commission directly attributable to obtaining and fulfilling a customer’s contract are capitalised in the statement of financial position and amortised as marketing and sales expenses over the contract period or expected customer relationship period as the Company expects to recover these costs.

The contract period or expected customer relationship period is typically 3 years.

Capitalised contract costs are included under non-current assets.

3.3	New standards and interpretations not adopted

A number of new standards, interpretations and amendments to standards are effective for annual periods beginning after 1 March 2020 and earlier application is permitted; however, the Company has not early adopted the new or amended standards and interpretations in preparing these interim condensed financial statements.

The following new IFRSs, interpretations and amendments to IFRSs are not expected to have a significant impact on the Company’s interim condensed financial statements.

●	Amendments to References to Conceptual Framework in IFRS Standards

●	Definition of a Business (Amendments to IFRS 103)

●	Definition of Material (Amendments to IFRS 1 and IFRS 8)

●	IFRS 17 Insurance Contracts

FS7

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

4	Property, plant and equipment

	Office equipment	Right-of-use assets	Total
	US$	US$	US$
Cost
At 28 February 2019	3,854	–	3,854
Additions	–	–	–
At 29 February 2020/1 March 2020	3,854	–	3,854
Additions	1,274	693,697	694,971
At 31 August 2020	5,128	693,697	698,825

Accumulated amortisation
At 28 February 2019	1,071	–	1,071
Depreciation for the year	1,284	–	1,284
At 29 February 2020/1 March 2020	2,355	–	2,355
Depreciation for the period	713	13,089	13,802
At 31 August 2020	3,068	13,089	16,157

Carrying amounts
At 29 February 2020	1,499	–	1,499
At 31 August 2020	2,060	680,608	682,668

Property, plant and equipment include right-of-use assets of US$680,608 and corresponding lease liabilities of US$682,036 related to rental of its office premises entered into during the period ended 31 August 2020.

5	Intangible assets

	IT platform	Development costs	Total
	US$	US$	US$
Cost
At 28 February 2019	–	–	–
Additions	–	300,149	300,149
Reclassification to IT platform	300,149	(300,149)	–
At 29 February 2020/1 March 2020	300,149	–	300,149
Additions	–	8,187,729	8,187,729
Reclassification to IT platform	6,152	(6,152)	–
At 31 August 2020	306,301	8,181,577	8,487,878

Accumulated amortisation
At 28 February 2019	–	–	–
Amortisation for the period	9,172	–	9,172
At 29 February 2020/1 March 2020	9,172	–	9,172
Amortisation for the period	15,059	–	15,059
At 29 February 2020	24,231	–	24,231

FS8

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

	IT platform	Development costs	Total
	US$	US$	US$
Carrying amounts
At 29 February 2020	290,977	–	290,977
At 31 August 2020	282,070	8,181,577	8,463,647

During the six months ended 31 August 2020, cost incurred amounted to US$8,187,729 (2020: US$300,149) of development expenditure for Kratos platform has been capitalised from the point in time the development of the platform becomes technically feasible.

During the period, US$730,000 of the acquisitions made were offset with the trade balances of an external customer who also trades on the IT platform. For the six months ended 31 August 2019, US$122,959 of the management fees charged to the Company has been capitalised as intangible assets as it relates to costs incurred to develop the IT platform.

6	Contract costs

	As at 31/08/2020	As at 29/02/2020
	US$	US$

Capitalised contract costs (net)	4,765,278	–

The movements in capitalised contract costs were as follows:

	As at 31/08/2020	As at 29/02/2020
	US$	US$

Balance as at 1 March 2020/1 September 2019	–	–
Contract costs incurred	5,350,000	–
Amortisation to marketing and sales expenses	(584,722)	–
Balance as at 31 August 2020/29 February 2019	4,765,278	–

During the period, the Company entered into an agreement with an external party to pay commission fees for every successful customer referral upon signing of the subscription agreement of 3 years. These costs are capitalised as it is directly attributable to obtaining a customer’s contract and the Company expects to recover these costs. The contract costs are amortised over the subscription period of 3 years.

FS9

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

7	Related parties

	As at 31/08/2020	As at 29/02/2020
	US$	US$
Amount due from related parties
Holding company
- Symphonia Strategic Opportunities Limited	279	279

Related parties (under common control)
- Antanium Global Pte Ltd (previously known as Triterras Asia Pte Ltd)	440,318	261,120
- Antanium Holdings Pte Ltd (previously known as Triterras Holdings Pte Ltd)	162	100
- Rhodium Resources Pte Ltd	2,110,196	5,100,094
- Puissant International Pte Ltd	62	–
	2,551,017	5,361,593

Amounts due from related parties (non-trade) relates to advances extended for working capital requirement. The amounts are unsecured, non-interest bearing and expected to be repaid within the next 12 months. There is no impairment allowance for doubtful debts arising from these outstanding balances. The outstanding balances are expected to be fully repaid by February 2021.

There was an offsetting arrangement with Rhodium Resources Pte Ltd for the non-trade balances amounting to US$1,417,898 during the period (six months ended 31 August 2019: $Nil).

	As at 31/08/2020	As at 29/02/2020
	US$	US$
Amount due to related parties
Related parties (under common control)
- Antanium Global Pte Ltd (previously known as Triterras Asia Pte Ltd)	72,057	–
- Puissant International Pte Ltd	–	4,993
	72,057	4,993

Amounts due to related parties is unsecured, non-interest bearing and repayable on demand.

8	Other current assets

	As at 31/08/2020	As at 29/02/2020
	US$	US$

Other receivables	–	1,400
Prepayments	2,092,566	25,543
	2,092,566	26,943

Prepayments relate to payment made in advance on professional services not received. The contracted service period is across 2 months and is expected to be completed within the current financial year.

FS10

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

9	Lease liability

	As at 31/08/2020	As at 29/02/2020
	US$	US$

Non-current liability
Lease liability	538,096	–

Non-current liability
Lease liability	143,942	–

The lease relates to the office lease which was entered during the period. The lease will expire by end of 2021 with an option to renew for another 3 years. The company expects to renew the office lease by the end of expiry.

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 4).

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Short term loans	Lease liabilities	Total
	US$	US$	US$

At 1 March 2019	5,010,000	–	5,010,000
Changes from financing cash flow
Repayment of loans to third parties	(5,010,000)	–	–
Total changes from financing cash flow	(5,010,000)	–	(5,010,000)
At 29 February 2020	–	–	–

Balance as at 1 March 2020	–	–	–
Changes from financing cash flow
Lease payment	–	(11,658)	(11,658)
Interest paid	–	(2,971)	(2,971)
Total changes from financing cash flow	–	(14,629)	(14,629)

Other changes
New leases	–	696,667	696,667
Total other changes	–	696,667	696,667
Balance as at 31 August 2020	–	682,038	682,038

FS11

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

10	Deferred tax liabilities

Recognised deferred tax liabilities

Deferred tax liabilities are attributable to the following:

	As at 31/08/2020	As at 29/02/2020
	US$	US$

Intangible assets	1,438,820	–
Contract costs	810,097	–
	2,248,917	–

Movement in deferred tax liabilities

	As at 29/02/2020	Recognised in profit or loss	As at 31/08/2020
	US$	US$	US$

Intangible assets	–	1,438,820	1,438,820
Contract costs	–	810,097	810,097
	–	2,248,917	2,248,917

11	Other payables

	As at 31/08/2020	As at 29/02/2020
	US$	US$

Accruals	417,999	1,139,322
Provisions	3,117	29,267
Other payables	977,735	8,309
	1,398,851	1,176,898

Accruals mainly relates to management fees due to related company and IT maintenance fees accrued for the period.

Other payables mainly relate to GST payable for the period.

There was an offsetting arrangement with its external customers for other payables amounting to US$771,007 during the period (six months ended 31 August 2019: $Nil).

FS12

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

12	Revenue

This represents revenue arising from the Company’s contracts with customers for license fees and platform service fees.

	Six months ended 31/08/2020	Six months ended 31/08/2019
	US$	US$

License fees	11,855	1,667
Platform service fees
- Trade discovery module	12,273,745	1,048,184
- Trade finance module	11,406,634	–
	23,692,234	1,049,851

License fees

Nature of services

The license fees charged provide customers the rights to access the platform, where customers can obtain the economic benefits by transacting on the platform from the point the access rights were given to the customers. License fees are agreed upon signing of sales contracts and are non-refundable. Contract term ranges from 12 to 36 months.

Revenue recognition

License fees are collected on an annual basis. Revenue is recognised over 12 months because the customers are being provided with the right to use the platform as it exists throughout the period.

Significant payment terms

Invoices for license fees are generated after each successful sign-up on the platform. Credit terms are less than 90 days.

Platform service fees – trade discovery module

Nature of services

The platform enables the customers to connect to other counterparties to perform the trade transactions. Sales contracts are entered with the customers before onboarding the customers to commence trading. The fees charged are calculated based on the percentage fee agreed in the contract (six months ended 31 August 2020: 0.3%; six months ended 31 August 2019: 0.4%) and actual volume of the trade transaction.

Revenue recognition

Platform service fees are recognised at the point in time where the trades were completed on the platform (i.e. commodity trade has been transacted and both buyers and sellers have acknowledged the trades on the platform). Each completed trade constitutes as a single performance obligation, as the platform serves as a commonplace to connect the buyer and seller to execute the trade. Transaction price is determined based on total trade transaction value and fee agreed in the sales contract.

FS13

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

Significant payment terms

Non-refundable advances are collected from customers upon entering into the sales agreement. These advances will be utilised to offset against fee collection on future completed trade transactions on the platform.

Invoices are generated at the end of each month for all completed trades. The invoice amount is first offset with the advances previously collected and the remaining balance is payable with credit terms of less than 90 days.

Platform service fees – trade finance module

Nature of services

The platform enables the customers to connect to other counterparties to obtain trade financing from lenders. Sales contracts are entered with the customers before onboarding the customers to commence trading. The fees charged are calculated based on the percentage fee agreed in the contract (six months ended 31 August 2020 and 2019: 1.3%) and total approved funding.

Revenue recognition

Platform service fees are recognised at the point in time when funding was provided to the borrowers on the platform (i.e. lender has disbursed the loan funding to the borrower and the borrower has acknowledged the loan funding on the platform). Each completed trade constitutes as a single performance obligation, as the platform serves as a commonplace to connect the borrower and lender to execute the trade. Transaction price is determined based on total approved fund value and fee agreed in the sales contract.

Significant payment terms

Non-refundable advances are collected from customers upon entering into the sales agreement. These advances will be utilised to offset against fee collection on future completed trade transactions on the platform.

Invoices are generated at the end of each month for all completed trades. The invoice amount is first offset with the advances previously collected and the remaining balance is payable with credit terms of less than 90 days.

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	As at 31/08/2020	As at 29/02/2020
	US$	US$

Trade receivables – external customers	11,893,416	10,162,246
Trade receivables – related companies	1,046,077	3,232,810
Contract liabilities	(43,789)	(97,542)

Contract liabilities relate to advances collected from customers upon sign-up as part of the license fees billed and license fees deferred, as revenue is recognised over the contract terms of 12 to 36 months.

FS14

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

13	Cost of revenue

The following items have been included in arriving at cost of revenue:

	Six months ended 31/08/2020	Six months ended 31/08/2019
	US$	US$

Purchases
- Operation of IT platform	2,257,232	–
- IT expenses	291,080	–
Cloud management services	18,968	–

Cost of revenue consists primarily of expenses associated with delivery of the IT platform and services. These include expenses related to operation of the IT platform, cloud management service fees and bandwidth costs.

14	Marketing and sales

	Note	Six months ended 31/08/2020	Six months ended 31/08/2019
		US$	US$

Marketing and promotional expenditures		1,884	7,906
Consultancy services relating to business development		967,742	–
Amortisation of contract costs	6	584,722	–
		1,554,348	7,906

15	General and administrative

The following items have been included in arriving at general and administrative expenses:

	Six months ended 31/08/2020	Six months ended 31/08/2019
	US$	US$

Management fees	1,559,235	387,558
Professional fees	223,697	23,668
Consultancy fees	182,093	–
Staff cost	241,588	–
Depreciation of right-of-use assets	13,089	–

Management fees relate to staff costs, accounting and administrative support services and office space recharges from intermediate holding company.

FS15

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

16	Significant related party transactions

For the purpose of these interim condensed financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

During the financial period, in addition to disclosures made elsewhere in the interim condensed financial statements, there were the following significant related party transactions undertaken on terms as agreed between the parties in the normal course of business:

	Six months ended 31/08/2020	Six months ended 31/08/2019
	US$	US$
Sale of services
- Related companies	3,664,185	125

	Six months ended 31/08/2020	Six months ended 31/08/2019
	US$	US$
Management fees
- Holding company	–	483,558
- Related companies	1,559,235	–

Sales of services provided to related companies during the period refer to Rhodium and its subsidiaries. All outstanding balances with related companies are priced on an arm’s length basis and are expected to be settled by the end of financial year. None of the balances are secured.

For the six months ended 31 August 2019, US$122,959 of the management fees charged to the Company has been capitalised as intangible assets as it relates to costs incurred to develop the IT platform.

Key management personnel compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The Company considers the directors of the Company to be the key management personnel of the Company.

The Company is centrally managed by the key management personnel of the intermediate holding company. The key management personnel received remuneration from the intermediate holding in respect of their services to the larger group which includes the Company. The compensation of US$48,161 (six months ended 31 August 2019: US$183,803) was being charged to the Company in the form of management fees to the Company for the six months ended 31 August 2020.

FS16

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

Employment contract of the existing sole director is transferred to the Company effective 1 August 2020. Key management compensation is as follows:

	Six months ended 31/08/2020	Six months ended 31/08/2019
	US$	US$

Short-term compensation	51,550	–

17	Financial risk management

Set out below is an overview of financial instruments, held by the Company as at 31 August 2020 and 29 February 2020:

	Amortised cost	Total carrying amount
	US$	US$

As at 31 August 2020
Financial assets
Trade receivables – external customers	11,893,416	11,893,416
Trade receivables – related parties	1,046,077	1,046,077
Other current assets#	–	–
Amount due from related parties	2,551,017	2,551,017
Cash and cash equivalents	5,889,493	5,889,493
	21,380,003	21,380,003
Financial liabilities
Other payables*	1,395,734	1,395,734
Amount due to related parties	72,057	72,057
	1,467,791	1,467,791

As at 29 February 2020
Financial assets
Trade receivables – external customers	10,162,246	10,162,246
Trade receivables – related parties	3,232,810	3,232,810
Other current assets#	1,400	1,400
Amount due from related parties	5,361,593	5,361,593
Cash and cash equivalents	165,298	165,298
	18,923,347	18,923,347
Financial liabilities
Other payables*	1,147,631	1,147,631
Amount due to related parties	4,993	4,993
	1,152,624	1,152,624

#	exclude prepayments
*	exclude provisions and advances

FS17

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

18	Operating segment

The Company has only one operating segment, namely the trading platform business, the details of which are set out below:

•	Trading platform business – Engage customers to trade on the platform where the Company earns a fee based on the percentage agreed in the sales contract. Fees charged are based on total trading volume or total approved funds.

Geographical information

Revenue

	Six months ended 31/08/2020	Six months ended 31/08/2019
	US$	US$

Singapore	11,451,052	458,560
Hong Kong	5,213,158	342,524
Malaysia	2,817,313	248,767
United Arab Emirates	2,482,340	–
Other countries	1,728,371	–
	23,692,234	1,049,851

The revenue information of continuing operations above is based on the location of the customers’ country of incorporation.

Non-current assets

All non-current assets of continuing operations above are based in Singapore.

19	Earnings per share

The basic earnings per share is calculated as the Company’s profit for the period attributable to equity holders of the Company divided by the weighted average number of ordinary shares of the Company in issue during the period.

The Company had no potentially dilutive ordinary shares in issue during the period.

	Six months ended 31/08/2020	Six months ended 31/08/2019
	US$	US$

Profit for the period attributable to equity holders of the Company	23,692,234	1,049,851

FS18

Triterras Fintech Pte. Ltd.
Interim condensed financial statements
Period ended 31 August 2020

	No. of shares	No. of shares

Weighted average number of ordinary shares in issue during the period	5,000,100	1,666,767

	US$	US$

Basic and diluted earnings per share	4.74	0.63

20	Commitments

During the period, the Company entered into a contract to engage an external vendor to provide consultancy and marketing services. The Company is committed to incur an expenditure of US$5 million for the services provided. These commitments are expected to be settled subsequent to the period.

21	Subsequent events

On November 10, 2020, the Company completed the business combination pursuant to the Business Combination Agreement entered on July 29, 2020. Upon consummation of the business combination, the Company became a wholly own subsidiary of Triterras, Inc, a company listed on NASDAQ, which is held by Symphonia Strategic Opportunities Limited and iKon Strategic Holdings Fund as the major shareholders. Both Symphonia Strategic Opportunities and iKon Strategic Holdings Fund are fully owned by an individual shareholder.

The Company also entered into an agreement with an external customer to provide a short-term loan of US$1.6 million at an interest rate of 3%. The amount has been fully repaid to date.

FS19